Exhibit (a)(5)(v)

For Immediate Release	Media contact: Dan Flaherty, +1 617.954.4256
For shareholders/advisors: Brian Mastrullo, +1 617.954.7940

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES FINAL RESULTS OF TENDER OFFER

BOSTON (May 18, 2026) – MFS® Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH) announced today that, in accordance with its tender offer for up to 50% of the Fund’s outstanding common shares (the “Shares”), which expired at 5:00 P.M., Eastern Time, on May 12, 2026, the Fund has accepted 4,099,610 Shares, representing 50% of the Shares, for payment on or about May 18, 2026.

A total of 4,720,213.63 Shares were properly tendered and not withdrawn by May 12, 2026, the final date for withdrawals. Therefore, on a prorated basis, approximately 86.85% of the Shares so tendered by each shareholder have been accepted for payment. The purchase price of properly tendered Shares is 99% of the Fund’s net asset value (“NAV”) per Share calculated as of the close of regular trading on the New York Stock Exchange (“NYSE”) on May 12, 2026, which is equal to $8.54 per Share.

The Fund’s information agent for the tender offer is Georgeson LLC and the depositary agent for the tender offer is Computershare Trust Company, N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-866-316-3922.

About the Fund

The Fund is a closed-end investment company product advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. Except pursuant to a tender offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management

In 1924, MFS launched the first U.S. open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries, and institutional clients, MFS still serves a single purpose: to create long-term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of April 30, 2026, MFS manages $650.7 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management 111 Huntington Ave., Boston, MA 02199

# # #